RESIGNATION LETTER

July 30, 2021

To the Shareholders and Board of Directors of

Fast Track Solutions, Inc., a Nevada Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Fast Track Solutions, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio